Magnum Hunter Resources Corporation 777 Post Oak Blvd, Suite 910 Houston, TX 77056 Phone: 832-369-6986 Fax: 832-369-6992 www.magnumhunterresources.com

October 5, 2009

Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Re:	Magnum Hunter Resources Corporation
Corporate Registration Statement on Form S-3
Filed September 16, 2009
Response to Letter dated October 2, 2009 File No. 333-161937

Dear Ms. Parker:

We are writing in response to your letter dated October 2, 2009 to Gary C. Evans, Chairman of Magnum Hunter Resources Corporation (the “Company”).  We provide below the Company’s response to your letter of October 2, 2009.

Incorporation by Reference, pages 13 and A-10.

1.	Please revise your registration statement to incorporate by reference your current report on Form 8-K filed on September 15, 2009. See also Securities Act Forms C&DI 123.05, found at www.sec.gov.

Response:

The Company will file Amendment 1 to Form S-3 revising its disclosure of the items to be incorporated by reference to include the Form 8-K filed on September 15, 2009 as well as the more recent Form 8-K filed on October 5, 2009.

Acceleration Request:

The Company hereby requests acceleration of the effective date of the pending Registration Statement on Amendment 1 to Form S-3.

Ms. Anne Nguyen Parker
October 5, 2009

On behalf of the Company, please be advised that the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of this letter.  Please contact David Lipp at Magnum Hunter Resources Corporation ((832) 369-6986 Ext. 228) or the undersigned at (832) 369-6986 Ext. 231 with any further questions or requests.

Very truly yours, Magnum Hunter Resources Corporation /s/ Gary C. Evans Gary C. Evans Chairman